

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

<u>Via Email</u>
Leo Ehrlich
Chief Executive and Financial Officer
Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

  Re: Cellceutix Corporation
    Form 10-K for the year ended June 30, 2013
    Filed September 30, 2013
    File No. 000-52321

Dear Mr. Ehrlich:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ *Bryan J. Pitko* for

      Jeffrey P. Riedler
      Assistant Director